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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM N-17f-2

              Certificate of Accounting of Securities and Similar
                         Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2[17 CFR 270.17f-2]

----------------------------------------------------------------------------------------------------------------
1.   Investment Company Act File Number:                         Date examination completed:

     811-0-9987                                                  February 28, 1998
----------------------------------------------------------------------------------------------------------------
2.   State Identification Number:
     -----------------------------------------------------------------------------------------------------------
     AL                  AK                AZ                  AR                 CA                 CO
     -----------------------------------------------------------------------------------------------------------
     CT                  DE                DC                  FL                 GA                 HI
     -----------------------------------------------------------------------------------------------------------
     ID                  IL                IN                  IA                 KS                 KY
     -----------------------------------------------------------------------------------------------------------
     LA                  ME                MD                  MA                 MI                 MN
     -----------------------------------------------------------------------------------------------------------
     MS                  MO                MT                  NE                 NV                 NH
     -----------------------------------------------------------------------------------------------------------
     NJ                  NM                NY                  NC                 ND                 OH
     -----------------------------------------------------------------------------------------------------------
     OK                  OR                PA                  RI                 SC                 SD
     -----------------------------------------------------------------------------------------------------------
     TN                  TX                UT                  VT                 VA                 WA
     -----------------------------------------------------------------------------------------------------------
     WV                  WI                WY                  PUERTO RICO
     -----------------------------------------------------------------------------------------------------------
     Other (specify):
----------------------------------------------------------------------------------------------------------------
3.   Exact name of investment company as specified in registration statement:

     GLOBUS GROWTH GROUP, INC.

----------------------------------------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------------
4.   Address of principal executive office (number, street, city, state, zip code):

     44 WEST 24TH STREET, NEW YORK, NY  10010
----------------------------------------------------------------------------------------------------------------

INSTRUCTION

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT


                                                                 SEC 2198 (8-95)

                [LETTERHEAD OF RICHARD A. EISNER & COMPANY, LLP]


February 28, 1998



Securities and Exchange Commission
Division of Investment Management
7 World Trade Center
Suite 1300
New York, NY  10048

Re:  Globus Growth Group, Inc.

Ladies and Gentlemen:

At the request of Globus Growth Group, Inc., we enclose one copy of the Certificate of Independent Auditors, pursuant to Rule 17f-2 under the Investment Company Act.

Very truly yours,


/s/ Richard A. Eisner & Company, LLP


Enclosures

               [LETTERHEAD OF RICHARD A. EISNER & COMPANY, LLP]


February 28, 1998



Document Control Department
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.  20549

Re:  Globus Growth Group, Inc.

Ladies and Gentlemen:

At the request of Globus Growth Group, Inc., we enclose two copies of the Certificate of Independent Auditors, pursuant to Rule 17f-2 under the Investment Company Act.

Very truly yours,


/s/ Richard A. Eisner & Company, LLP


Enclosures

               [LETTERHEAD OF RICHARD A. EISNER & COMPANY, LLP]


INDEPENDENT AUDITORS' REPORT PURSUANT TO RULE 17f-2
UNDER THE INVESTMENT COMPANY ACT OF 1940

Board of Directors
Globus Growth Group, Inc.
New York, New York


We have examined the investment accounts shown by the books and records of Globus Growth Group, Inc. for the period from the date of our last similar examination on November 19, 1997 to February 28, 1998. It is understood that this report is solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Securities owned as of the close of business on February 28, 1998 shown by the books and records audited by us, which we counted and inspected, were located in the vault of Citibank, 717 Avenue of the Americas, New York, New York 10010, except for securities as to which we obtained confirmation from the custodians.

Because the above procedures do not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the investment accounts should be adjusted. Had we performed additional procedures or had we audited the financial statements in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investment accounts referred to above and does not extend to any financial statements of Globus Growth Group, Inc., taken as a whole.


/s/ Richard A. Eisner & Company, LLP

New York, New York
February 28, 1998